Teva Receives FDA Approval for VANTRELATM ER (hydrocodone bitartrate)
Extended-Release Tablets [CII] Formulated with Proprietary Abuse Deterrence Technology

VANTRELA ER label describes the product’s abuse-deterrent properties against abuse in the three most common routes—oral, intranasal and intravenous

Jerusalem, January 18, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced the U.S. Food and Drug Administration (FDA) approved VANTRELATM ER (hydrocodone bitartrate) extended-release tablets [CII] formulated with Teva’s proprietary abuse deterrence technology. VANTRELA ER is indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate. The product’s approval is supported by a clinical program that evaluated the safety and efficacy of VANTRELA ER, as well as its abuse potential in laboratory-based in vitro manipulation and extraction studies, pharmacokinetic studies, and clinical abuse potential (CAP) studies.

“Teva understands the risk of prescription drug abuse is a challenge healthcare professionals face when treating millions of Americans affected by chronic pain,” said Rob Koremans, MD, President and CEO of Global Specialty Medicines at Teva. “Abuse-deterrent treatments provide options for prescribers that may help deter or mitigate abuse while still preserving access to pain medications for the patients that need them most.”

The VANTRELA ER prescribing information (PI) describes the product’s abuse-deterrent properties that are expected to reduce, but not totally prevent, oral, intranasal and intravenous abuse of the drug when the tablets are manipulated. As an opioid, VANTRELA ER is associated with serious risks and the PI contains a Boxed Warning that includes addiction, abuse, and misuse, which can lead to overdose and death, as well as serious, life-threatening, or fatal respiratory depression. Additional boxed warnings and other important safety information can be found below and in the prescribing information.

Michael Hayden, MD, PhD, President of Global R&D and Chief Scientific Officer at Teva said, “While no technology can completely eliminate abuse, Teva’s proprietary abuse deterrence technology is an important step forward. We are committed to furthering responsible pain management.”

Adverse reactions in 2% of patients in placebo-controlled trials include nausea, constipation, headache, somnolence, vomiting, dizziness, pruritus, fatigue, dry mouth, diarrhea, insomnia, and anxiety.

ABOUT VANTRELA ER

VANTRELA™ ER (hydrocodone bitartrate) extended-release tablets [CII] is an opioid agonist indicated for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.

Limitation of Use

Because of the risks of addiction, abuse, and misuse with opioids, even at recommended doses, and because of the greater risks of overdose and death with extended-release opioid formulations, reserve VANTRELA ER for use in patients for whom alternative treatment options (e.g., non-opioid analgesics or immediate-release opioids) are ineffective, not tolerated, or would be otherwise inadequate to provide sufficient management of pain.

VANTRELA ER is not indicated as an as-needed (prn) analgesic.

VANTRELA ER contains hydrocodone, a substance with a high potential for abuse similar to other opioids, including fentanyl, hydromorphone, methadone, morphine, oxycodone, oxymorphone, and tapentadol.

Important Safety Information

VANTRELA ER exposes patients and other users to the risks of opioid addiction, abuse, and misuse, which can lead to overdose and death. Assess each patient’s risk prior to prescribing VANTRELA ER and monitor all patients regularly for the development of these behaviors and conditions.

Serious, life-threatening, or fatal respiratory depression may occur with the use of VANTRELA ER. Monitor for respiratory depression, especially during initiation of VANTRELA ER or following a dose increase. Instruct patients to swallow VANTRELA ER tablets whole; crushing, chewing or dissolving VANTRELA ER tablets can cause rapid release and absorption of a potentially fatal dose of hydrocodone.

Accidental ingestion of even one dose of VANTRELA ER, especially by children, can result in a fatal overdose of hydrocodone.

Prolonged use of VANTRELA ER during pregnancy can result in neonatal opioid withdrawal syndrome, which may be life-threatening if not recognized and treated, and requires management according to protocols developed by neonatology experts. If opioid use is required for a prolonged period in a pregnant woman, advise the patient of the risk of neonatal opioid withdrawal syndrome and ensure that appropriate treatment will be available.

The concomitant use of VANTRELA ER with all cytochrome P450 3A4 inhibitors may result in an increase in hydrocodone plasma concentrations, which could increase or prolong adverse drug effects and may cause potentially fatal respiratory depression. In addition, discontinuation of a concomitantly used cytochrome P450 3A4 inducer may result in an increase in hydrocodone plasma concentration. Monitor patients receiving VANTRELA ER and any CYP3A4 inhibitor or inducer.

Concomitant use of opioids with benzodiazepines or other central nervous system (CNS) depressants, including alcohol, may result in profound sedation, respiratory depression, coma, and death.

•	Reserve concomitant prescribing of VANTRELA ER and benzodiazepines or other CNS depressants for use in patients for whom alternative treatment options are inadequate.

•	Limit dosages and durations to the minimum required.

•	Follow patients for signs and symptoms of respiratory depression and sedation.

VANTRELA ER is contraindicated in patients with: significant respiratory depression; acute or severe bronchial asthma in an unmonitored setting or in the absence of resuscitative equipment; known or suspected gastrointestinal obstruction, including paralytic ileus; or hypersensitivity (e.g., anaphylaxis) to hydrocodone bitartrate or any other ingredients in VANTRELA ER.

VANTRELA ER-treated patients with significant chronic obstructive pulmonary disease or cor pulmonale, and those with a substantially decreased respiratory reserve, hypoxia, hypercapnia, or pre-existing respiratory depression are at increased risk of decreased respiratory drive including apnea, even at recommended dosages of VANTRELA ER.

Life-threatening respiratory depression is more likely to occur in elderly, cachectic, or debilitated patients because they may have altered pharmacokinetics or altered clearance compared to younger, healthier patients.

Cases of adrenal insufficiency have been reported with opioid use, more often following greater than one month of use.

VANTRELA ER may cause severe hypotension including orthostatic hypotension and syncope in ambulatory patients. There is an added risk to individuals whose ability to maintain blood pressure has been compromised by a depleted blood volume or concurrent administration of certain CNS depressants (e.g., phenothiazines or general anesthetics). In patients with circulatory shock, VANTRELA ER may cause vasodilation that can further reduce cardiac output and blood pressure.

In patients who may be susceptible to the intracranial effects of CO2 retention (e.g., those with evidence of increased intracranial pressure as can be caused by certain brain tumors), VANTRELA ER may reduce respiratory drive, and the resultant CO2 retention can further increase intracranial pressure. Opioids may also obscure the clinical course in a patient with a head injury.

The hydrocodone in VANTRELA ER may cause spasm of the sphincter of Oddi. Opioids may cause increases in serum amylase.

The hydrocodone in VANTRELA ER may increase the frequency of seizures in patients with seizure disorders, and may increase the risk of seizures occurring in other clinical settings associated with seizures.

Avoid the use of mixed agonist/antagonist (e.g., pentazocine, nalbuphine, and butorphanol) or partial agonist (e.g., buprenorphine) analgesics in patients who are receiving a course of therapy with a full opioid agonist analgesic, including VANTRELA ER. In these patients, mixed agonist/antagonist and partial agonist analgesics may reduce the analgesic effect and/or may precipitate withdrawal symptoms.

VANTRELA ER may impair the mental and physical abilities needed to perform potentially hazardous activities such as driving a car or operating machinery.

QTc prolongation has been observed with VANTRELA ER.

Adverse reactions reported in 2% of patients in the placebo-controlled trials include: nausea, constipation, headache, somnolence, vomiting, dizziness, pruritus, fatigue, dry mouth, diarrhea, insomnia, and anxiety.

The Full Prescribing Information, including the Boxed Warning and Medication Guide for VANTRELA ER is available at VANTRELAER.com.

A copy of the Prescribing Information may also be requested from the US Medical Information Contact Center for Teva Specialty Medicines at 888-4-TEVA-RX (888-483-8279) and USMedInfo@tevapharm.com or Teva’s Public Relations or Investor Relations contacts.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 were $19.7 billion. For more information, visit www.tevapharm.com.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to realize the anticipated benefits of the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”), and the timing of realizing such benefits; our ability to fully and efficiently integrate Actavis Generics and to achieve the anticipated cost savings, synergies, business opportunities and growth prospects from the combination; the fact that we are now dependent to a much larger extent than previously on our generic pharmaceutical business; our ability to develop and launch new generic products from the Actavis Generics pipeline on the anticipated timelines; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we have incurred to finance the Actavis Generics acquisition; the fact that we will have significantly less cash on hand than prior to the consummation of the Actavis Generics acquisition, which could adversely affect our ability to grow; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, including, in particular, former Actavis Generics personnel who have transitioned to Teva or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; the possibility of additional adverse consequences arising from our recent FCPA-related settlement with the U.S. government, including limitations on our conduct of business in various countries, adverse judgments in shareholder lawsuits and fines, penalties or other sanctions imposed by government authorities in other countries; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the SEC). 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